September 6, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, NE
Washington, DC 20549

Attn:    Melissa Kindelan
    Christine Dietz

Re:    NCR Atleos Corp
Form 10-K for the fiscal year ended December 31, 2023
Form 10-Q for the quarterly period ended June 30, 2024
Response dated August 9, 2024
File No. 001-41728
Ladies and Gentlemen:
NCR Atleos Corporation (“Atleos”, the “Company”, “we”, “us” or “our”) hereby submits this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated August 16, 2024 (the “Comment Letter”) relating to the Company’s Form 10-K for the fiscal year ended December 31, 2023 filed on March 26, 2024, the Company’s Form 10-Q for the quarterly period ended June 30, 2024 filed on August 14, 2024, and the Company’s August 9, 2024 response letter to the Staff.
The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s Division of Corporation Finance, Office of Technology comments in bold and italicized type below.
Form 10-K for the fiscal year ended December 31, 2023
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Key Strategic Financial Metrics, page 46
1.In response to prior comment one, you indicate that the Self-Service Banking ARR and the Network LTM ARPU are provided to assist in evaluating progression towards long-term strategic goals and to assist in understanding the conversion of the business to recurring revenue streams and the improved monetization of your ATM fleet. Further, they are included and identified as key metrics in your earnings call presentation, referred to as KPIs by management and included as part of your results discussion in

September 6, 2024

your earnings calls. Therefore, it appears that these measures are integral to understanding and evaluating the company. Please revise to include these measures, as well as the self-service banking terminal network units, here or further explain why such disclosures are not necessary. Refer to SEC Release 33-10751.
The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will revise our disclosures to incorporate these measures into MD&A in future filings. The Company also advises the Staff that we now refer to the self-service banking terminal units as “network managed units” beginning with our second quarter materials. Please see below our amended disclosure example:
“Other Performance Metrics” will be revised to include the following additional paragraphs and table:
Annualized Recurring Revenue (“ARR”). Recurring revenue, excluding software licenses sold as a subscription, for the last three months times four, plus the rolling four quarters for term-based software license arrangements that include customer termination rights. Atleos believes this metric may be useful to investors in evaluating the Company’s achievement of strategic goals related to the conversion of the self-service banking business to recurring revenue streams over time. ARR is an operating metric and does not necessarily reflect the pattern of revenue recognition in accordance with GAAP and should not be considered a substitute for GAAP revenue. ARR does not have a uniform definition and, therefore, Atleos’ definitions may differ from other companies’ definitions of this measure.
ATM as a Service Units. The number of ATMs as of period end that are deployed under our ATM as a Service offering. ATM as a Service refers to our turnkey, end-to-end ATM platform solution, whereby we provide comprehensive managed services solutions to financial institutions. Atleos believes this metric may be useful to investors in measuring the Company’s achievement of strategic goals related to growth of the ATM as a Service business over time.

Last twelve months average revenue per unit (“LTM ARPU”). For the Network segment, total segment revenue for the previous twelve months divided by the average Network Managed Units for the previous twelve months. Atleos believes this metric may be useful to investors in evaluating the Company’s achievement of strategic goals related to the improved monetization of our ATM fleet over a specified period, excluding the impact of seasonality. LTM ARPU is an operating metric and does not represent revenue generated solely by our Network Managed Units, as total Network segment revenue includes revenue generated from other sources besides the Network Managed Units. LTM ARPU does not have a uniform definition and, therefore, Atleos’ definitions may differ from other companies’ definitions of this measure.
Network Managed Units. All transacting ATMs as of period end, whether Company-owned or Merchant-owned, other than those for which we only provide third party processing services and those under legacy managed services arrangements. This metric is used in the calculation of Network segment LTM ARPU.

September 6, 2024

($ in millions, unless otherwise noted)	Three months ended June 30,
	2024	2023
Self-Service Banking
Annualized recurring revenue	$1,666	$1,500
ATM as a Service units (in thousands)	22.1	18.0
Revenue from ATM as a Service arrangements	$47	$36
Network
LTM ARPU (in thousands)	$15.8	$14.4
Network Managed Units (in thousands)	80.8	83.8

Form 10-Q for the quarterly period ended June 30, 2024
Management’s Discussion and Analysis of Financial Condition and Results of Operations Other Performance Metrics, page 41
2.We note in response to prior comment one you added the ATM-as-a-service units measure. Please revise to disclose the amount or percentage of revenue generated by the ATM-as-a-service offering, for each period presented, to give adequate context to understand the measure. Refer to SEC Release 33-10751.
The Company respectfully acknowledges the Staff’s comment, and we will revise the relevant disclosure to include the amount of revenue generated by the ATM as a Service offering in future filings. An example of our amended disclosure is included within our response to comment one.
Consolidated Results
Revenue, page 42
3.We note that you now present revenue broken down by Services & Software, transactional (network segment), hardware, and other in the supplemental materials included in Exhibit 99.2 of the Form 8-K furnished on August 13, 2024. Please tell us what consideration was given to disclosing this information in your discussion of revenue in your MD&A.
The Company respectfully acknowledges the Staff’s comment and advises the Staff that we began including current year summarized product-level revenue information in Exhibit 99.2 for modeling purposes only at the request of certain investor analysts. We believe our existing disclosures in MD&A provide an adequate explanation to investors of our GAAP revenue performance, including product-level information. In our current and previous MD&A disclosures of changes in revenue, we organize the discussion of changes in revenue streams in alignment with Product revenue and Services revenue as they are presented in our GAAP Consolidated Statements of Operations. These explanations in the MD&A include descriptions of the components of our Product and Services revenue streams, which are a different composition than what is now included in

September 6, 2024

Exhibit 99.2. For example, our MD&A discussion of changes in Product revenues for the three and six months ended June 30, 2024 as compared to the three and six months ended June 30, 2023 includes discussion of non-core commerce-related revenue (other), ATM and other hardware revenue (hardware), Bitcoin-related revenues (transactional), and hardware sold under commercial agreements with Voyix (other). Similarly, our discussion of Services revenue includes a discussion of changes in transaction processing revenue (transactional), hardware maintenance and installation (services & software), ATM as a Service (services & software), services performed under commercial agreements with Voyix (other), and other software-related revenues (services & software). As such, in light of existing disclosures in our MD&A, we believe that including the incremental summary-level revenue information presented in Exhibit 99.2 in MD&A may cause confusion among readers due to the different level at which the revenue activity is summarized in the MD&A.

Consolidated Results
Gross Margin, page 44

4.We note the revised disclosures in response to prior comment 2. However, as you only identify certain expense amounts included in each period and then discuss the reasons for the change in the non-GAAP margin, you do not provide a discussion of the change in the GAAP amounts. Please revise to include a discussion of the GAAP amounts and ensure it is more prominent than the discussion of the respective non-GAAP measures. Similar changes should be made to your discussion of selling, general and administrative expense as well as research and development expenses and such expenses as a percentage of GAAP revenue. Refer to Items 303(c)(2) and 10(e)(1)(i) of Regulation S-K.
The Company respectfully acknowledges the Staff’s comment, and we will revise our disclosures to more clearly discuss the reasons for changes in the GAAP amounts and do so with greater prominence than the discussion of the respective non-GAAP measures in future filings. Please see below our amended disclosure example (noting that similar changes will be made for the full-year periods):
“Gross Margin” will be revised as follows:
Gross margin as a percentage of revenue for the three months ended June 30, 2024 decreased to 23.4% compared to 23.8% for the three months ended June 30, 2023 primarily due to the impact of lower margins recognized on services provided under the commercial agreements with Voyix. Our services gross margin was also impacted by increased interest rates driving $2 million of higher rental cost on our vault cash agreements as well as incremental labor costs. Gross margin for the three months ended June 30, 2024 included $19 million of amortization of acquisition-related intangible assets, $3 million of transformation and restructuring costs and $1 million of stock-based compensation expense. Gross margin for the three months ended June 30, 2023 included $15 million of amortization of acquisition-related intangible assets and $8 million of stock-based compensation expense. Adjusted gross margin as a percentage of revenue

September 6, 2024

(non-GAAP) decreased from 26.0% to 25.5%, due to the same factors that impacted GAAP gross margin as a percentage of revenue discussed above.

“Selling, General and Administrative Expenses” will be revised as follows:
Selling, general, and administrative expenses were $132 million in the three months ended June 30, 2024, compared to $149 million in the three months ended June 30, 2023. As a percentage of revenue, selling, general and administrative expenses decreased to 12.2% in the three months ended June 30, 2024 compared to 14.3% in the three months ended June 30, 2023, primarily driven by higher separation-related costs, stock-based compensation expense, amortization of acquisition-related intangible assets, and transformation and restructuring costs in the prior year period. In the three months ended June 30, 2024, selling, general and administrative expenses included $4 million of amortization of acquisition-related intangible assets, $2 million of transformation and restructuring costs, $7 million of stock-based compensation expense, $6 million of separation-related costs and $1 million of acquisition-related costs. In the three months ended June 30, 2023, selling, general and administrative expenses included $10 million of amortization of acquisition-related intangible assets, $5 million of transformation and restructuring costs, $9 million of stock-based compensation expense and $33 million of separation-related costs. The beneficial impact of these cost changes compared to prior year was partially offset by lower costs allocated to Atleos under carve-out accounting methodologies in the prior year period, compared to operations as a stand-alone company in the second quarter of 2024 which include separation cost dis-synergies and higher employee-benefit related costs. Adjusted selling, general and administrative expenses as a percentage of revenue (non-GAAP) increased from 8.8% to 10.4%, due to the differences in cost allocations, separation cost dis-synergies and employee-benefit related costs described above.

“Research and Development Expenses” will be revised as follows:
Research and development expenses were $14 million in the three months ended June 30, 2024, compared to $19 million in the three months ended June 30, 2023. As a percentage of revenue, research and development costs decreased to 1.3% from 1.8% in the three months ended June 30, 2024 and 2023, respectively, due to higher costs allocated to Atleos under carve-out accounting methodologies in the prior year period, compared to operations as a stand-alone company in the second quarter of 2024. In the three months ended June 30, 2024, research and development costs included $1 million of transformation and restructuring costs and $1 million of stock-based compensation expense. In the three months ended June 30, 2023, research and development costs included $2 million of stock-based compensation expense. Adjusted research and development expenses as a percentage of revenue (non-GAAP) decreased from 1.6% to 1.1%, due to the same factors that impacted GAAP research and development expenses as a percentage of revenue discussed above.

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September 6, 2024

In connection with our response to the Staff’s comments, we acknowledge that the Company and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.
Please direct any questions or comments regarding this letter to the undersigned at 770-689-2190 or PaulJ.Campbell@ncratleos.com.
Sincerely,
/s/ Paul J. Campbell
Paul J. Campbell
Executive Vice President and
Chief Financial Officer
NCR Atleos Corp

cc:    Ricardo J. Nuñez, NCR Atleos Corp
    Keith M. Townsend, King & Spalding LLP
    Trevor G. Pinkerton, King & Spalding LLP